September 30, 2005

Securities and Exchange Commission
450 Fifth St. NW
Washington, DC 20509

Re:  Clancy Systems International Inc.
File Ref. No. 33-4882-D

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 30, 2005 of Clancy Systems International, Inc. and are in agreement with the section entitled "Resignation of Gordon, Hughes & Banks, LLP". We have no basis to agree or disagree with other statements of the registrant contained therein.

Gordon, Hughs & Banks LLP

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